Exhibit 21.1

LIST OF SUBSIDIARIES

Simulations Plus International, Inc., a Delaware corporation

Simulations Plus France (f/k/a Lixoft), a French société par actions simplifiée

Pro-ficiency, LLC , a Delaware limited liability company, and its subsidiaries;

•Caravel Group Communications, LLC, a Delaware limited liability company
•Eclipse Meeting Productions, LLC, a Delaware limited liability company
•Zuma Clinical Communications, LLC, a Delaware limited liability company